
November 28, 2012

Via E-mail
Timothy O'Brien
General Counsel
Silver Bay Realty Trust Corp.
601 Carlson Parkway, Suite 250
Minnetonka, Minnesota 55305

> **Re:** **Silver Bay Realty Trust Corp.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 19, 2012**
>
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed November 23, 2012**
>
> **File No. 333-183838**

Dear Mr. O'Brien:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-11

Management's Discussion and Analysis, page 56

1.   Please revise your MD&A to provide additional information based on your predecessor's experience with properties added to the portfolio during the current year as they begin to eclipse your projected six month stabilization period. For example, it would be beneficial if you included a discussion of the average actual costs incurred to put properties into service to date, as well as a discussion of the average actual length of time it is taking from the acquisition of properties until they begin generating revenue. Additionally, please include a discussion of any difficulties you have experienced, which should

address apparent issues getting properties rented in your Las Vegas market and any other difficulties not addressed.

Our Initial Portfolio, page 58

2.   We note your response to comment 25 in our letter dated October 5, 2012 in which you indicated that at that time the company had not used tenant concessions. We further note your revised disclosure in footnote (4) on page 59. Please revise your tabular disclosure to quantify how tenant concessions would affect average monthly rent per leased properties. Please note that this comment also applies to your portfolio table on page 83.

Investment Guidelines, page 91

3.   We not your disclosure that you may invest up to 5% of the company's assets in "other investments." Please revise to briefly indicate the other investments that the company may make.

Note 1. Notes to Pro Forma Condensed Consolidated Balance Sheet, page F-6

4.   Please tell us how you determined your assumptions for the percentages of prior Provident investors selecting the options for cash, common shares and common units, and disclose the basis for your assumptions in your next amendment.

5.   We have reviewed your revised disclosure on page F-7 related to excess purchase price. Please tell us how you have determined it would be possible to record goodwill upon the acquisition of the Provident entities. Given the types of assets and liabilities to be purchased, it is not clear how it could be appropriate to record goodwill.

6.   Please clarify that the full $97,050 capital contributions discussed on page F-8 represent actual contributions made by the predecessor, and not estimates. To the extent any of these amounts are estimates, please tell us how they are factually supportable.

Part II- Information Not Required In Prospectus, page II-1

Exhibit Index

7.   You indicate that you have filed the consent of director nominee Thomas W. Brock as exhibit 99.7 to this filing. We are unable to locate such exhibit with your filing. Please file the exhibit with your next amendment or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Karen A. Dempsey